Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

Year Ended December 31 (In millions)	2017	2016	2015	2014	2013

Earnings:
Pre-tax income	$447.3	$398.5	$373.7	$403.6	$406.1
Add: Fixed charges	158.6	147.9	153.9	146.9	136.0
Subtotal	605.9	546.4	527.6	550.5	542.1

Subtract:
Allowance for borrowed funds used during construction	18.0	7.5	4.2	2.4	3.4
Total earnings	587.9	538.9	523.4	548.1	538.7

Fixed Charges:
Interest on long-term debt	151.9	141.7	146.8	139.7	130.6
Interest on short-term debt and other interest charges	4.5	3.9	4.1	4.2	2.1
Calculated interest on leased property	2.2	2.3	3.0	3.0	3.3
Total fixed charges	$158.6	$147.9	$153.9	$146.9	$136.0

Ratio of Earnings to Fixed Charges	3.71	3.64	3.40	3.73	3.96